August 20, 2024

Sheldon Vanderkooy
Chief Financial Officer
Triple Flag Precious Metals Corp.
TD Canada Trust Tower
161 Bay Street, Suite 4535
Toronto, Ontario, Canada M5J 2S1

       Re: Triple Flag Precious Metals Corp.
           Form 40-F for the Fiscal Year Ended December 31, 2023
           File No. 001-41484
Dear Sheldon Vanderkooy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Christopher Bornhorst